Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Thomson StreetEventsSM

Conference Call Transcript

SBC - SBC Communications and AT&T Analyst Meeting Webcast

Event Date/Time: Feb. 01. 2005 / 1:00PM ET

Event Duration: N/A

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SBC - SBC Communications and AT&T Analyst Meeting Webcast

CORPORATE PARTICIPANTS

 Rich Dietz

 SBC Communications - VP IR

 Ed Whitacre

 SBC Communications - Chairman & CEO

 Dave Dorman

 AT&T - Chairman & CEO

 Randall Stephenson

 SBC Communications - COO

 Mark Keiffer

 SBC Communications - SVP Business Marketing

 John Stankey

 SBC Communications - SEVP & CTO

 Rick Lindner

 SBC Communications - SEVP & CFO

 Bill Hannigan

 AT&T - President & COO

 Tom Horton

 AT&T - Vice Chairman & Financial Officer

CONFERENCE CALL PARTICIPANTS

 Frank Louthan

 Raymond James - Analyst

 Simon Flannery

 Morgan Stanley - Analyst

 Daniel Berninger

 Tier 1 Research - Analyst

 Todd Rosenbluth

 Standard & Poor’s Equity Research - Analyst

 Lee Cooperman

 Omega Advisors - Analyst

 Sturges Woodberry

 Meridian Asset Management - Analyst

 Tom Watts

 SG Cowen - Analyst

 Steve Glick

 CSFB - Analyst

 Rick Klugman

 Jefferies - Analyst

 Oliver Boone

 Alliance Capital - Analyst

PRESENTATION

Operator

 Rich Dietz  — SBC Communications - VP IR

 Good afternoon, everyone, and thanks for joining us here today. I’m Rich Dietz, Vice President of Investor Relations for SBC. On behalf of everyone here both at SBC and AT&T, welcome. We are really thrilled to be here, and we really appreciate your time and attention this afternoon.

Yesterday, we announced our agreement to acquire AT&T. We followed that with a conference call. We are here today to follow up, provide you some additional background, and to give you a chance to hear in person from the key executives, those who will be executing on this deal, this exciting new platform that the combined Company will be able to create.

Today we have Ed Whitacre, SBC’s Chairman and CEO, Dave Dorman, Chairman and CEO of AT&T; both will have opening comments. Then you will hear from Randall Stephenson, SBC’s Chief Operating Officer, along with 2 key operational personnel and executives of SBC.

First, John Stankey, Senior Executive Vice President and Chief Technology Officer. John is responsible for a number of the areas including network planning, IT, enterprise product platforms, data services, sales operation support, and procurement. After John you will hear from Mark Keiffer, SBC’s Senior Vice President for Business Marketing. After that Rick Lindner, SBC’s CFO will provide the financial wrapup and a summary of our deal. Then, finally, of course we will conclude with Qs and As.

Also with us today for the Q&A session are several additional key executives including Bill Hannigan, AT&T’s President and Chief Operating Officer, and Tom Horton, AT&T’s Vice Chairman and Financial Officer.

Before we get started, for those who are taking part via the Web or by phone today, let me remind you that the presentation slides for this event are available on the investor relations page of SBC’s website, SBC.com.

Also I want to mention a word about the Q&A session. We will hold all the questions until the speakers are finished and have a full Q&A session; and at all times the speakers and other executives will be available on stage for that Q&A session. Today’s meeting is for analysts, so ask that the analysts are the ones who ask the questions during the Q&A session. To help those who are listening

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via the Web, we ask that you identify yourself and the firm that you’re representing.

Of course I need to cover our Safe Harbor statement. Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. Information about the factors that may affect future results are contained in the slides accompanying this speech. They have been posted to SBC’s website and are contained in SBC’s filings with the Securities and Exchange Commission, which are available also at SBC’s website, wwwdSEC.gov.

SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s website, SBC.com investor relations. I also want to call your attention to the information regarding SEC filings that can be found on slide 5 in your booklet.

Okay. At this point, with no further delay, it is my great honor to introduce Ed Whitacre, SBC’s CEO. Ed?

 Ed Whitacre  — SBC Communications - Chairman & CEO

 Thank you, Rich, and good afternoon to all of you. On behalf of everyone at SBC and AT&T, let me start by saying how excited we are to be here today to present you the details of a transaction that we believe will truly transform our business.

Our agreement to acquire AT&T is a positive step forward for SBC and our stockholders. We are creating the prototype communications company for the 21st century, opening a new era of innovation and competition for customers everywhere. If you know me, and some of you do, you know I would not say that lightly.

Over the years we have been involved in a lot of deals at SBC. We have done mergers that carried a bigger price tag than this one. We have made acquisitions that gave us a larger customer base than this one. We have done those which doubled our employee count. But we have never made an acquisition that was more important to our Company’s future, to our nation’s role in the global communications marketplace.

The combination of SBC and AT&T puts together a terrific set of network assets, assets that complement one another very well. It adds product sets and service capabilities that will speed our development in key areas. As a result, the new Company can deliver the advanced data and IP-based services that are the future of communications, and do it much faster and more efficiently than either Company could have done it alone.

It accelerates our expansion in the enterprise space. It gives us nationwide presence and global reach. All this comes with huge synergy opportunities that start right after closing and ramp fast. We have said that we expect to gain approvals and close the transaction early next year. I expect us to beat that.

Today you will hear from operating executives responsible for delivering on the great opportunities we have. We are leaving a lot of time for questions. We will spend as much time as you want answering your questions today.

This transaction is about change. Big changes are taking place in our industry, changes that are forcing companies to confront their future. We are leading that change; we are not waiting for it to happen to us. This is a great combination. Customers will benefit. It will create value for stockholders, and the Company we are creating through this transaction and through our Cingular Wireless deal last year will be built for tremendous success in the years ahead.

It is the right products, it is the right networks, it is the right cost structure at the right time and at the right price. We have a great story to tell about the terrific opportunities ahead for our stockholders, employees, and customers. Again I want to thank you for joining us today. At this point I will ask Dave Dorman to add a couple of comments. Dave?

 Dave Dorman  — AT&T - Chairman & CEO

 Thank you, Ed. I would like to echo Ed’s enthusiasm for this transaction. We are truly very excited about the opportunity to combine forces with SBC, and we do believe we are creating the industry’s premier communications and networking company with this transaction.

This deal allows AT&T to continue to play a significant role in building the defining entity for telecom in the 21st century. By combining with SBC now we create a Company capable of delivering advanced network technologies and a full suite of integrated communications services throughout America and around the world.

I’m asked the question, why did AT&T agree to this merger, and why now? Clearly, we have moved through a period of prolonged challenge and instability in the telecom industry in the recent few years. We have had dynamic and dramatic advances in technology. We have had an ever-shifting regulatory environment. We have had intense and increased competition; and we have had fraud on the part of several of our competitors.

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The combined impact of these factors has forever altered the telecom landscape and forced us to make more than our share of strategic shifts. Most recently, regulatory reversals led us to redefine our business model, stepping back from actively marketing traditional consumer services to focus our full energies on the enterprise market and the emerging technologies and product sets that we refer to as SoIP, or services over IP.

Given the continued challenges and competitive forces we’re sure to face, we understand that operational scale and scope will be critically important in defining the winners and losers in this industry over the next several years and in fact the next decade.

In recent months, AT&T has sought to insure our long-term viability by building on our existing technology and scale advantages, as well as our significant financial strength and our global reach. We have made great progress in positioning this Company for the long-term and winning the opportunity to fight on and compete for the future at a time when many had written us off. I’m proud of that.

Through this deal, we now have the opportunity to accelerate our growth and transformation by combining our operational and financial advantages with those of SBC. SBC has a growing and significant consumer and small-business presence, which we don’t; a demonstrated commitment to broadband deployment, which we don’t; a vibrant local and regional market set for voice data, DSL, wireless and the new frontier of video, which we don’t.

So why now? The fact is both of us are at a point where we’re fundamentally redefining ourselves, in our case moving away from traditional consumer services and towards a deeper penetration in the enterprise market, and VoIP and Wireless offerings through others and our own efforts. SBC in contrast is not a major player in the enterprise space and is instead focused on expanding their current suite of bundled service offerings to consumers and small business while beginning to play at the enterprise.

Also, from a regulatory perspective, you could not expect me not to get a chance to say it is no longer unthinkable. Going forward, this combination will allow us to continue to providing high-quality services to our customers, which they have comes to rely on, and while assuring, as Ed said earlier, that a U.S.-based firm will serve as a global leader in networking and telecommunications.

It provides AT&T with additional financial strength and stability to accelerate the innovating and investing we have been doing to change our networks and to change our business processes. AT&T brings to SBC more than just its global network, services customers, into a combined company. It also brings the people of AT&T and their unique skills and experience in competing and serving customers on a national and global basis, particularly in the business market.

I know that Ed Whitacre has enormous respect for the history and significance of AT&T as a corporate icon, and he has welcomed AT&T’s people with a great statement yesterday — welcome home. I know that he fully values their knowledge, their expertise, and the excellence that we bring to the table and they bring to the table. And that is a big part of the reason I believe Ed pursued this deal, taking this step which is a bold one, to reinvent this industry.

While it is certainly ironic, and many people will write and opine in the coming days, that a Baby Bell — and SBC is no baby — is acquiring its former parent some 20 years after the divestiture. It is the right move at the right time for both Companies, and is an exciting opportunity to reshape the future of the industry in a positive direction.

We are committing to delivering the potential synergies and efficiencies of the combined Company, and we’re confident that they are achievable. The fact is this combination is good for our shareowners, it is good for our customers, and it’s good for employees who now have the opportunity to play a role in building that defining entity of telecom for the 21st century.

With that, let me turn it back over to Ed — or Randall. Sorry.

 Randall Stephenson  — SBC Communications - COO

 Thanks, Dave. It’s good to be here this afternoon. You heard from me at length yesterday, so I am going to be brief here this afternoon. What I want to do is put before you a couple of our operating guys who worked extensively with Bill Hannigan and his organization in AT&T to pull together the data that gave us the conference to do this transaction, and that we can pull these synergies together that we have talked about.

I want to accomplish just a couple of things. The first is just give you a little bit of an appreciation for the kind of company we have created your here by putting these 2 companies together. Second, I want you to walk out of here with a real strong appreciation and comfort level for what it will take to bring these synergies to pass.

When you step back from this, and you have heard Dave and Ed both talk about this, the set of assets, network assets that we’re bringing together is impressive. It is very impressive. You start with AT&T, they have a — it is truly a state-of-the-art IP backbone that as big as just about any backbone in the world. It’s got incredible capacity on it.

It’s got the capacity to more than accommodate what SBC will put on this network, and we will be putting a lot on it. We have a lot of broadband customers, business customers, and we have Lightspeed, Project Lightspeed coming, where we will begin deploying IP video and carrying video over the IP backbone. So having this kind of capacity is very, very important to us.

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Add to that the national network that they have. This is a state-of-the-art national long distance network. This thing has MPLS at the core; it has it at the edge; it is as good as you are going to find in the United States. Then you extend from that national network a global presence and global network assets, and you have a network that we just think is second to none. This is a hard to duplicate network.

But now if you step back and you combine to that SBC’s network assets, which are also very, very impressive, and you start with our local network, we have a very, very dense local network that covers one-third of the United States. If you think about this thing, it goes from New Haven, Connecticut, to Chicago to Dallas to San Francisco and L.A.

On top of that local dense network, we have a broadband network that is covering 80 percent of that network. On top of that we have 5.1 million broadband customers, one of the largest broadband customer bases in the United States, growing faster than anybody else’s broadband customer base in the United States.

Now combine that with the largest and I would say densest, most spectrum rich wireless network in the United States that is soon-to-be fully IP capable; and you put those together, and you have what I believe is a very, very impressive set of assets.

Bring to that what AT&T is bringing to this Company, and that is a product set that is really impressive. When you talk about their IP product set, a consumer Voice over IP product — we’re working hard to develop something like this. It’s done. They have a VoIP product set. IP VPN; unified communications. A very, very rich product set that we believe we can leverage very quickly.

If you look at just the functionality, I would tell you one of the things that impressed us the most when we looked at this organization is what this Company has done in terms of streamlining its operations on the high-end business side. Everything from ordering to provisioning to billing — it is something you’re not going to find in another asset in the United States.

So if you can take those critical network assets, the functionality and the product set we have talked about here, and you integrate those two, what you get are synergies that are quite frankly unlike anything that I have seen before.

We have done a lot of transactions as you know over the past, and we have done transactions where we combined Southwestern Bell and Pacific Bell. If you think about that transaction, the synergies came from overheads and IT procurement costs and then best practices between the two companies. We did the same exact thing with Ameritech. We have not done a large-scale transaction like this, where there is such an overlap of capability, where we have redundancy in some of our network assets; and as a result what we see are synergies that are quite frankly unlike anything that we have done or anything we have experienced or seen before.

If you add it up, what John Stankey and Mark Keiffer are going to show you the details of is a transaction that yields $15 billion in synergies, about the same value as the transaction itself. The great part about these synergies — again because of the redundancy of the cost structures and such — is that these synergies begin immediately.

This is not something that will take 3 years of IT development to create. We can begin to realize these synergies very quickly. In fact if this transaction closes in 2006, by the year 2008 we think we can take our run rate cost down by about $2 billion a year, and that that will ramp to somewhere around $3 billion by 2011. So it’s a very exciting opportunity.

If $2 billion seems daunting to you, I said this yesterday and I will repeat it. Consider that in our area we’re trying to ramp in the enterprise space. We have just begun and we’re trying to create scale. We are spending in sales, network, operating support, customer care, somewhere at about a $1.6 billion run rate today. So am I optimistic we can get 2 billion? Yes. You throw in the procurement opportunity, IT, the corporate overheads, I think a $2 billion a year run rate savings is very, very achievable.

If you could just for a moment consider fast forwarding this tape about 3 years, and this integration has been completed, the approvals are done, and we have a company that I truly believe in 3 years has a cost lecture that is best in class. When you are computing in the environment of telecom, which is a highly competitive industry, having a cost structure that is best in class is very, very critical. It’s a good position to be in, and it’s an advantageous position to be in.

You add to that a service set that we have talked about already, we think you have a Company that fundamentally changes the U.S. telecom position, and it changes SBC and America — AT&T’s position as well. So we’re very excited about this. We’re very anxious to get this transaction moving. What I want to do is introduce Mark Keiffer to you, and he is going to talk to you a little bit more about the marketing and sales side of this.

 Mark Keiffer  — SBC Communications - SVP Business Marketing

 Good afternoon. I think I have the opportunity to talk with you about probably the most exciting thing that is going on. Bill Hannigan and his team, along with Ray Wilkins, Bob Ferguson, and several people at SBC have had a lot of opportunity to talk with our customers since the deal has been announced.

I want to take just a minute to step back and share with you both, from a customer perspective and what our perception has been, about what the key things that we’re going to be able to deliver,

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again, from a customer perspective going forward. After all, they are the ones that pay our bill, and we have got to make sure that as we work through this process we’re going to deliver the things that they need in order for their business to be successful going forward.

It really boils down to 3 things. What we have heard is reach, solution set, and people. What I am going to do is quickly walk you through how that comes together. Kind of tying things that Randall alluded to, as he went through his presentation, and the things that Dave and Ed talked about, what that means to customer and what we are going to be able to do with that in the marketplace.

From a reach perspective, this ties to what Randall was talking about on a dense network from an SBC perspective. The local network, not surprisingly when you look at the Southwest, the Midwest and the West, SBC brings to bear a density of our network that allows us to deliver on a regional perspective wherever our customers’ footprint needs us to go. Again from a customer’s perspective, delivering to their footprint.

Now what you see on that map is the East Coast looks a little barren, doesn’t it ? We have been working to build that out but we’re not there yet.

Let me show you the next map. This is a map of AT&T’s POPs. What do you see along the Eastern corridor there? A lot of density. So take the assets that SBC has, combine those with the assets that AT&T brings to bear, from a national perspective we will be able to deliver, from a customer’s perspective their locations, where their branch offices are, what they need to be successful going forward.

Now lay on top of that the global network. At the high-end when a customer is global we will be able to leverage the national assets with that global network for their footprint. In the discussions that we have had with our customers this is one of the biggest things they’re excited about, because no matter where their location is — from the A location to the Z location — we’re going to be able to provide the products and services that they need to be successful. So reach, a very key element.

The second piece that comes to bear is solution set. If we take a look at the products and services that SBC brings, with the products and services that AT&T brings to the table from their perspective, what you see is a very broad and deep portfolio. But that is kind of a broad and deep portfolio of products. What customers are so excited about when they look at this is now the solutions that we will be able to deliver will be tailored to where they are in the business segment.

This is a real key point. We as a combined entity will be able to take a customer wherever they are in the technology continuum, and take them to where they need to be to enable their success.

So what does that mean? There are customers that will be on a voice network for quite awhile. They have made some investments; they have not depreciated those totally; they have got to stay with those assets until they depreciate. They may not be ready yet. That is fine.

We will be able to work with them to deliver solution sets that will enable them to be successful. They want to move up market, data perhaps; we will have the solution sets for that. The key is, wherever they are in the continuum we will be able to deliver a solution that is going to allow them to be successful from their definition of success.

The other thing that is really neat about this when you are bringing these assets together — Randall alluded to this — is the wireless piece. Not only will we be able to deliver this kind of the definition of technology today, but when you look at the assets as they come together — sometimes I think even I get confuse on this sometimes — but really it is about optics and the edge of network.

When these assets come together, we will have the ability — no matter wherever technology goes, and whatever the applications may be — we will be able to deliver against that.

I started with Southwestern Bell in 1982 as an engineer. The edge of the network when I started in this business was 4 walls and a central office for a switch. That was the edge of the network. Over time what we have seen happen is the edge continued to get more blurred and more blurred and more blurred.

At some point in time, this will become the edge of the network. Wherever you are, the device that you are carrying, that will be the edge of the network. We will be able to take that product suite and wrap managed services around it for those who want us to, and be able to manage that for them.

But again a competitive lever that we will have — if customers want to manage that themselves that will absolutely be able to. If they want us to take care of it for them, we will be able to do you that. That flexibility has come back loud and clear to us as one of the key things that customers are excited about in bringing these Companies together.

So reach and solution set were two. The third one I talked about was people. Certainly if you look at things like certifications, formal training, things like that, from an SBC and an AT&T perspective we bring best in class human assets to the table when we talk about delivering those kinds of things.

But the other thing that we bring, and this came across loud and clear with some of the customers I was talking about yesterday, is that we can talk about — we can give examples of successes that we have had, and how we can leverage those successes in that company’s business. It is not a trial. It is not a first time out of the

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box try for us. So we will bring a history of performance and able to deliver in the marketplace, something that we’re finding to be very, very important as we move forward.

This last point has to do specifically with the accounting (ph). We are going to start very briefly talk about some of the synergies. When you look at these numbers, and I am just going to talk about the sales marketing and sales operation numbers, if you look at that you see a 17 percent reduction and a 14 percent reduction. You might say, well, those are fairly conservative, Mark. And from just a pure numbers perspective those would be.

But one of the key things for us is the account relationship that we have with our customers. As we go through the next year, getting this deal done, after the deal is closed, we are not going to allow ourselves to forget how important the relationship that we have with our customers is. That is absolutely critical.

So we will be very careful as we move through the synergies that we have from the sales force perspective — because there are obviously overlaps when we bring this together — we will be very careful to make sure that we do nothing to jeopardize the position that we have with our customer base.

So when you kind of step back from this and look at it from a customers’ perspective, loud and clear, the reach — absolutely love it. The solution set that that we’re going to be able to bring to the market, it is something that will enable them to be successful as they define it. And we will absolutely have the people, best in class people to deliver that solution as we go forward.

We have got a lot of synergies and opportunities that we’re going to be talking about. At this time I want to ask John Stankey to come up, and he will walk us through those.

 John Stankey  — SBC Communications - SEVP & CTO

 Good afternoon. Nice to be with all of you today. They don’t let me out much, but they promised me a free lunch for coming up here, so I got out from my office and agreed to come. Before I jump into kind of the meat of what I would like to discuss today, I would like to just offer some observations. Some of these reinforce what Randall had to say, but a few of them I think give you kind of an operating perspective on additional things that we think might bring to the future benefits of this great combination.

Randall talked about the dense local broadband access that SBC has and marrying that with the IP infrastructure and the backbone that AT&T has. I would also say that there is an operational opportunity there in terms of SBS is real strong on Layer 1 transport and how to operate those networks on a local basis. Maybe the best in the country when you look at operational metrics. Marry that with what I’m about to show you, which is clearly by far and away the best entity in managing Layer 2 and 3 networks, which is the AT&T Company.

I would also point out that we have great opportunities when we think about things like security. AT&T has done a tremendous amount of work in their labs on security offerings and how to manage these new IP networks that are evolving, that is really frame breaking in a lot of ways. SBC has market reach down to the lower segments of the market that AT&T normally could not get at, that are going to be in need of these kind of solutions and an opportunity to spread this.

IP is a wonderful technology as you think about moving that out; but it also brings with it a tremendous amount of complexity and new intellectual property that is necessary to effectively manage it. I think there is great opportunity there.

When I think about combining the technology base from a software and IT practice perspective, SBC is strong in care and billing operations; and I look at AT&T and have been incredibly impressed with what they can do around the network elements, and what they do with network element configuration and the marriage of those two strength together.

The growth in IP traffic that we are generating at the local level, they can help fill the backbone. I also think about the work we have begun to do inside of SBC around, how do we take costs out of our rural and less dense operating areas? We have been looking at wireless local loop possibilities as a way to do that, and how to use some of our spectrum position with Cingular to possibly change that paradigm. AT&T brings out of the lab some fabulous research that we believe will help jump start that paradigm, and look for an opportunity for us to alter cost structure in other parts of our local access business.

We have a world-class procurement operation inside SBC, and now we get to be unleashed on a new spend over at AT&T that we believe will net some benefit; and I will talk a little bit about that as well.

And then spent a lot of time as we were going through this looking at issues like switched access, special access, rates, and pricing, and what is going to go on there. I don’t know where you come out on that, but after I have fully examined it what I have concluded is it is kind of hard to predict the future. But what I do see is a tremendous hedge on some major shifts that are going to occur in regulation over time as we look at carrier access reform, for example. This allows this combined Company to really benefit on all sides of the equation as that comes out.

So with that, let me kind of jump in to some of the key points. First of all let me talk to you about 4 execution imperatives. The first one is going to be operational cost reduction. As Randall indicated to you earlier, this is not a best practices exercise. This is a forklift of how AT&T runs their enterprise business segment, and using

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those practices to take to SBC’s customers. I am going to talk to you about why we think this is an achievable exercise, and why it has got great potential for us.

The second thing I want to talk to you about is scale, and Randall alluded to this as well. It is no secret to any of you in this room that transport is approaching commodity levels. If you’re going to be in a commodity business, we all know what is critical to compete, which is the best cost structure around. The marriage of these two Companies takes a very dense local provider with a lot of traffic, with the largest backbone player, and brings the 2 together to aggregate an incredible amount of traffic to start out.

Now none of us are just interested in playing in the commodity business, but we believe having the lowest marginal cost structure is critical as the ticket that gets you to the dance, to be able to continue to play in the managed services space and to be able to move up the continue in IP applications that are beginning to emerge. We believe strongly that this’ll put us in a cost position that will be second to none, to ensure that we maintain a position in this key commodity aspect of our business.

Third, I would tell you is capital efficiency. As IP becomes a more dominant transport architecture, there is a far more efficient way to build these flat nonhierarchical networks than how the transitional TDMA or TDM IXC ILEC networks grew up over time. We believe that in getting an opportunity to start looking at these flatter networks and engineering them as a network should be engineered and built, as one, that they’re going to be tremendous opportunities that are unlocked in this process.

Further, when you think about the buying power that is brought together as you are out in the market purchasing the equipment to do this transformation to IP, we are not only going to be buying at the lowest possible price for equipment but we will have enough clout to move the vendors in the direction that we need them to move to meet our product set.

Fourth, operations integration. As I said earlier, we want to start looking at this as 1 network, not the marry of the longhaul and the local network. So finally with the combination of the merger, technology, and where regulation is going, the opportunity to begin running and operating the network as one unleashes some opportunities.

So let’s dive a little bit deeper on where we think some of those immediate opportunities are going to come out of this. As it was mentioned before, SBC’s been pushing real hard to get into the enterprise space. We have made a lot of progress in area, but now we have kind of taken a step back and said, it’s the right time to do something different. That right time is really driven from the fact that AT&T has done an exceptional job over the last several years of streamlining and operating a very mature and very capable enterprise data business.

I put a couple of numbers up there on the board. We have been over a lot of different things, order volumes, air rates, and a lot of different things to look at. But when you kind of step back from it and want to understand the difference in scale between these two businesses in this space, AT&T is driving an order of magnitude difference of traffic in their IP backbone compared to what we have on the SBC backbone. When you get into that marginal cost issue, that is a pretty critical issue for us.

I would tell you that they’re 3 times more productive on a per-employee basis to support frame and ATM services than what SBC is able to do within our internal operation. Even in the mature business of voice minutes of use, they’re also over 3 times more productive a pure labor perspective than what we are at SBC.

When you look at these foundational differences, this is what begins to show the difference and the power of putting the two operations together. So let’s look at what some of these points are. This is kind of the nickel tour of where we are going to be putting our time and energy.

Before I go into this, I want to point out a key difference in this particular set of operational imperatives than maybe what we have experienced in the past. You heard Randall talk about previous ILEC integration merger work that we had to do, where maybe it was more best practice focus. What is unique about this particular exercise is it is largely focused on a very contained set of operations within our business. It is focused on the enterprise data and long distance space.

We’re not talking about operational evolution and change and best practice adoption in 160,000 employees at SBC. We’re talking about a contained operation, and we’re talk about an operation that is largely done within the 4 walls of work centers, not as much as what is done out in the dispersed field arrangement. Why that is important is because process change in those environments is usually more manageable and it’s a lot easier to operate and measure over time. So this is a little bit different than what we have done in the past, and in some respects probably more straightforward.

So first let’s look at engineering. There’s redundant operations basically here. We have looked at our data engineering operations, where we have similar functions occurring as we engineer data networks for customers. Clearly SBC no longer needs to maintain an engineering work force out of region because we now have the assets of AT&T outside of our immediate footprint to take care of those things.

We have common legacy switching platforms, like Tandem switching on the voice side, that can be easily combined and engineered in conjunction with one another, and planning activities that will naturally overlap. In total you can say we’ve got about 2,800 people involved in those activities. We expect about a 19 percent reduction overall in those activities.

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Now let’s look at enterprise data ordering, processing data orders for our large business customers. The bottom line here is when you look at what AT&T has been able to achieve with some excellent engineering work in their operations organization. They’re able to take orders and generate orders on a much more effective and mechanized fashion than we are able to do today within SBC. We believe that we can take our volumes, traffic we have not only in our embedded base but the new customer base, and use the same operating infrastructure to achieve those same objectives within SBC.

We know we can make this kind of a transformation. We have been doing it in the past, as we have had to migrate things like different ordering platforms for DSL services between the regional companies that we have acquired in the past; as we have had to standardize frame and ATM product sets from the different regional companies that we have acquired. We think we have the tools and techniques to very quickly and rapidly move our customer base into this kind of an operating infrastructure and take the benefit of the same kind of flowthrough rate that AT&T has been able to achieve here.

Same thing on the provisioning side. Most impressive is what AT&T has been able to do to get an order to actually provision all the way through the network and configure routers. You can see the base here of about 3,600 employees. We expect we are going to take about a third out of that work group by simply taking the existing practices and the existing flowthrough rate that AT&T has been able to achieve, and overlaying them on top of work activity that occurs within the SBC Companies today.

Enterprise care functions, largely trouble management, testing a circuit, reporting something that is out of service. There has been a fabulous progress in AT&T on using Web portal capabilities for customers to use the Web to test circuits, to get information about their ticket, to report it. Again this is no rocket science; looking at what they been able to do to extract work content out of their centers, overlaying these on top of volumes that we have within the SBC Companies, and then taking the benefits out of there.

Network management, this is the exercise of basically watching network elements to make sure they are performing properly, answering alarms, responding to fix those things. We all have of similar elements in our network. We all built centers and infrastructure to watch them. The irony is we are all watching very similar routers, very similar switches, and very similar fiber facilities.

When you look at the architecture between how SBC is engineered to do this and how AT&T is engineered to do this, there is a high degree of commonality in our approach, which makes the migration of bringing these things together in a unified network management approach much easier. This is simply a matter of getting in a position where highly automated tools are watching more network elements.

Then finally, on the access management side, I can speak from personal opinion when I used to run the access business, the local wholesale support business for SBC, there is probably no finer access management organization in the industry than what AT&T has done. Not only in how they approach it, but in the costs that they’re able to achieve.

Our belief is simply, why would we carry a redundant operation like this inside of SBC, when have an opportunity to leverage the best in the industry and have all of our access that we purchase go through one operation. As you can see, there’s opportunities there.

So the net of this is that we feel pretty strongly about these operational changes that can occur. We believe they are very contained in what can happen; and we also believe that they’re very achievable given what is already on the ground and working within AT&T today.

Now let me switch gears and talk about another labor related issue on the IT side of the house. SBC, again, has had history in integrating information technology organizations from past acquisitions. On the screen I have given you some background around historically what we have been able to achieve in that realm. We have looked at this particular transaction and we think there are similar opportunities here as well.

They are a little bit different in nature because we’re not combining 2 local companies. It’s a local company and an interexchange carrier. Nonetheless we think there is great opportunity. For example, corporate overheads really are not much different. Standardizing and financial application reporting, looking at human resource and payroll systems, these are all things that naturally will fall out as part of the process that we have had opportunities to look at.

Infrastructure is another place we’ve typically had great success at pulling costs out. We think there’s naturally going to be some additional opportunities that fall out of here. But what I want to stress to you in terms of as we’ve done the financials and looked at the models around this, is that early on we actually expect incremental investment in the combined IT organizations to be able to effect some of the changes I’ve talked about before.

Don’t expect to start seeing run rate savings in now we have modeled this transaction until the 2009 time frame. Ultimately when those achieve full ramp we expect about an 8 percent reduction in the combined workforce in our IT organizations when we get to steady-state. Again, I would stress to you that this kind of transaction and these kind of activities have been tested over time in past mergers and what we have done.

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Procurement is another important place to look. There is a 60 percent overlap in our major spend areas between AT&T and SBC in terms of the vendors that we do business with. Past practice as we have done these consolidations would result in about a 10 to 12 percent reduction in the spend of the company that we have typically picked up in a transaction.

In this particular case we have tried to be a little bit more moderate about that. We think spend intensity maybe has dropped off as capital programs have changed. Our assumption here, we are probably going to get about 5 percent out of this new spend as we move forward. But it will generate again some fairly mechanical and significant savings back to the business that will get us where we need to get.

Then there is a host of a couple of other remaining value drivers. There are places like corporate overheads on headcount and HR and legal. Ultimately, eliminating lease and transport fees like usage fees that we pay to Wildsell (ph) to carry traffic on their network, or collocation space that we rent outside of our region that we no longer need to have, or physical facilities that we may lease outside a region that are duplicative to what AT&T has. Again these are pretty straightforward, mechanical operations to achieve these kinds of changes, and they are phased in over time to allow for the transition.

So in summary, if you look at the operational headcount savings that I discussed, couple those with the numbers that Mark shared with you in the salesforce and sales operations piece, and about 58 percent of the net value comes out of pretty straightforward operational changes. Operational changes that are largely contained in the enterprise, long distance, data portion of our business, something that we think we have a lot of control and ability to manage.

The combined Companies are going to bring together a workforce of the best in class folks at running longhaul backbone networks and a great group of people who know how to run local networks that should unleash the synergies to get these networks running together as one and tread new ground in the area.

Finally I would tell you that the nonoperational related savings are largely mechanical and repeatable from things that we have done in the past. They are easily identified, managed, and executed on; and we have people who have done this multiple times.

In summary, the targets are achievable; they are linked to operations that we control and have limited exposure to exogenous variables. So we are highly confident we get this done. I would now like to ask Rick Lindner to come up and share with you a little bit more information on the financial aspects of the transaction.

 Rick Lindner  — SBC Communications - SEVP & CFO

 Thank you, John. Good afternoon, everyone. I really appreciate — we all appreciate you taking the time to be with us this afternoon. As John said, I would like to cover with you the financial implications of this transaction to SBC. I think a good place to start is with a quick outline of the transaction.

As you probably know, each shareowner of AT&T will receive 0.77942 shares of SBC, and based on the closing price last Friday that is valued at about $15 billion. In addition, they will receive a special dividend of $1.30 per share that will be received from AT&T just prior to closing; and that is worth approximately $1 billion.

As of the end of last year, AT&T had net debt on their balance sheet of about $6 billion, bringing the total transaction value to 22 billion.

There will be a number of approvals required to close the transaction, approvals from the AT&T shareowners, the Department of Justice, the FCC, certain state PUCs, and certain foreign authorities. We expect the transaction to close on the first half of 2006; and as you heard Ed say earlier today, we are going to target a very aggressive timeline and work as quickly as possible to get this transaction closed.

The merger agreement includes some customary features. There is a 3.5 percent breakup fee that is worth approximately $560 million; and customary material and adverse change clauses, which include both regulatory requirements that may be imposed on the deal as well as any significant deterioration in AT&T results.

You know, as you have listened this afternoon you have heard us talk a lot about synergies, and the reason for that is very simple. A large part of the value of this transaction is in the synergies we can produce when we bring the complementary assets of these 2 Companies together. I’m not going to go through all the numbers on this slide; there is a lot of detail there. You have it in your binders. But the bottom line is we expect pretax synergies of $2.5 billion or more by 2009.

As you also see there are some integration costs in order to achieve those synergies. Those are most significant in about the first 18 months after closing. Those include things like provisions for additional advertising to launch the new combined (technical difficulty); the transaction fees associated with the merger. Severance and retention costs, there is a retention pool built-in because we believe it is going to be very important to retain key talented managers from AT&T. There is also some various contract termination costs that have been anticipated and included in these estimates.

At the bottom of this slide you see there is also some non-cash purchase accounting impact. These come primarily from a valuation that will be placed on the AT&T customer base and customer contracts at closing. That intangible asset will then be

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amortized over a few years; it will be a relatively short period of time; but it does impact the reported EPS dilution in the transaction.

Let me talk a little bit about the synergies. As you see and as John spoke to you about a little bit earlier, the synergies ramp up very quickly. The reason for that is very simple, as he said. For the most part, these don’t require best practice type of implementation and major changes to processes. It simply is consolidation of operations, elimination of redundant functions, and elimination of redundant facilities.

Over 85 percent of the synergies that are projected in this view are cost based. I think we have been very conservative with respect to revenue synergies. I do believe as we bring these assets together and as we have the asset base that you have heard Dave and Randall talk about, there are going to be revenue opportunities. I think that represents some upside to these numbers.

Nearly 60 percent of the synergies are headcount related. I hope, as you got a feel for the presentations from both Mark and John, we have done a lot of work digging into the organizations. I think we have been conservative in some of those estimates, and they are very countable.

Finally, much of the balance of the synergies you see on this page comes from simply taking traffic that exists today at SBC and traffic that exists today at AT&T, and moving it on net to this new combined Company.

The synergies that we talked about drive significant EPS improvement in the initial years after the merger. The transaction does have some dilution up front. It is estimated right now at about 30 cents in 2006. As you see on this slide, it is primarily from integration costs and some of the accounting costs, the amortization of intangibles I spoke about a minute ago. That dilution number is cut in half in 2007; and this transaction is incrementally EPS positive in 2008, and contributes 25 cents to earnings per share in 2009.

I want to also point out when you look at this slide, if you put aside the upfront integration costs and the intangible amortization, this transaction is accretive day 1.

As we looked and modeled and went through due diligence it became apparent that a large piece of the value here had to do with the synergy. That is why we have spent so much time this afternoon talking about it. But in addition we did a lot of modeling looking at all of our assumptions, running sensitivities that reduce the absolute value of the synergies achieved, that delayed the time frame that the synergies would be achieved, that we took some slices at reduced margins in the underlying business.

What I wanted to show you on this slide is just a sample of how we looked at the transaction. On the left side of this slide, what you see is the reported EPS numbers that we believe are in the base case for the transaction. On the right side, what we have done is we have reduced the net synergies that you heard us talk about today by 25 percent. So if we miss the mark by 25 percent, this transaction is still EPS positive in 2008 and still contributes 15 cents to earnings in 2009 and growing thereafter.

I would also like to talk a little bit about cash flow. Because frankly as I look at this transaction and as we have modeled it out, it is one of the areas in our business that I get very excited about. The synergies that we talked about also drive strong increases in cash flow. This transaction on an incremental basis is free cash flow positive in 2007.

Let me talk a little bit about what you may expect to see as we go forward between now and closing. Between now and closing, SBC will be paying down some debt currently on our balance sheet. As you know, we borrowed some additional funds at the end of last year to complete the AT&T Wireless acquisition. Our plan has been and continues to be to bring those debt levels down in ‘05. So you will see that happen.

In addition, AT&T will be paying down some of their debt as it matures over the next year to year and a half before closing. The result is — now fast forward with me to 2007 after closing. What you’re going to see is a combined Company whose balance sheet and credit metrics are very strong. We are estimating debt to EBITDA numbers at that point in the 1.3 to 1.5 range; EBITDA interest coverage ratios in the 10 to 11 range.

In addition to that, keep in mind, 2007 we are past the major integration of AT&T Wireless and Cingular. As we move past that integration, CapEx levels will come down; the synergies will drive additional cash flow to us from Cingular; and on top of that, this transaction is free cash flow positive. At that point, SBC will have a strong balance sheet, an absolutely terrific set of assets to take to the marketplace unmatched in the industry, and growing cash flow. And that is a combination I think is incredibly powerful.

In summary, I think what you have heard from us today is there are significant synergies in this transaction. In fact, the more we went through due diligence, the more our people get involved from an operating standpoint, the more opportunity we have seen.

Synergies that are achievable and total more than $15 billion in net present value. Transaction is EPS positive in 2008. Cash flow positive in 2007. The combined Company is going to have a strong balance sheet and strong credit metrics, and an increasing free cash flow profile that will support dividend growth and share repurchase.

I think the bottom line from our standpoint is that executing on this transaction, combined with Cingular and combined with Project Lightspeed, puts us in an absolutely premiere position in the

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industry, and a position based on both capabilities we will be able to bring to market as well as superior financial strength.

That concludes my remarks this afternoon. At this point, I would like to turn it back to Rich Dietz, and Rich is going to orchestrate the Q&A session for us. Rich?

QUESTION AND ANSWER

 Rich Dietz  — SBC Communications - VP IR

 We’re going to move into a Q&A session. We are going to bring some chairs up here and ask the speakers, plus Bill and Tom, would you join us on stage, please? Again, I will remind you for analysts to identify your name, company, please, with the question.

We have got mikes in the audience and they will recognize you and bring a mike to you. We will direct that question to one of the speakers or other executives to respond to. Just give us just a moment to get organized. Okay. I will turn to the monitors and the floor.

 Frank Louthan  — Raymond James - Analyst

 Frank Louthan with Raymond James. Just real quick on some of the cost synergies. Can you give us a little bit of an idea of where they’re coming from? Is it mostly from the SBC side or the AT&T side? With that, just kind of a quick breakout, what percentage are from expense in total; and what percentage are in CapEx over the time period that you’re looking at? Thanks.

 Rick Lindner  — SBC Communications - SEVP & CFO

 Let me take the last part of the question; and then, John, I will ask you to add some color to the first part of it. I think with respect to the synergies you look at, we have got a pretty good breakout in the materials. What you will see there is we have been pretty conservative with respect to CapEx synergies.

They are modeled at about 3 to 4 percent currently of the combined CapEx of the 2 Companies in ‘04. SBC was 5.1 billion in CapEx; and AT&T was just under 2 billion. It gives you a sense for the synergy estimate there. Again it is an area where I think we have been conservative. John, do you want to speak to some of the breakdown of the synergy numbers you talked about?

 John Stankey  — SBC Communications - SEVP & CTO

 I thought the roadmap was fairly clear, but in terms of what side of the fence they come from, most of the work activity that is being eliminated is work activity that is occurring within the SBC entities. However, we will have to be looking at where the work is structured and what centers survive. That is typical any time you put these two companies together. Exactly to say what the percentage breakout of one employee group versus another is, is really premature at this point.

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I would also tell you when you kind of look at the vast majority of that work that I addressed, most of it is day to day operating work that is largely expense. The exception to that might be when you look at the engineering functions that have to do with the design and placing long-lived capital assets, that there may be a percentage of that labor that ultimately gets capitalized.

 Rich Dietz  — SBC Communications - VP IR

 Great. The next question?

 Simon Flannery  — Morgan Stanley - Analyst

 It’s Simon Flannery at Morgan Stanley. Can you talk a little bit about what changes in 2005 as a result of this deal? You both have headcount reduction goals; do those change? Are those accelerated? Are you able to do things like use AT&T selling through Cingular instead of through Sprint, for example? And any other opportunities perhaps to go more slowly on the SBC enterprise push, given that some of your spending might be redundant in ‘06 and beyond?

Unidentified Company Representative

 Let me start out with that, Simon. First of all, both Companies are going to continue to compete aggressively in the marketplace, and we have got a fiduciary responsibility to run these businesses as separate organizations.

We will, as we go through this next year, certainly from the SBC point of view be thinking about the opportunities when this transaction closes. That may impact some decisions we make in terms of investments through the year. We’re going to do the smart thing but we’re also going to keep the customers in mind in terms of what we need to bring to them over this next year or so. I think with respect to that I don’t know, Randall, if you want to add to that?

 Randall Stephenson  — SBC Communications - COO

 Simon, I would add that there are some opportunities where AT&T is looking for wireless opportunity to bring to their customers; obviously we would like to see them using Cingular. We can do some type of arms-length deals there, some transport arrangements. We can also do some of those types of opportunities. So there are a number of things where on an arms-length basis we would like to be doing some things with AT&T or Cingular that we can; and we will pursue those.

 Rich Dietz  — SBC Communications - VP IR

 Next, please? Way in the back.

 Daniel Berninger  — Tier 1 Research - Analyst

 Daniel Berninger, Tier 1 Research. Can you talk a little bit about how this transaction would change your relationship with the other Bell operating companies?

 Ed Whitacre  — SBC Communications - Chairman & CEO

 As you know, we are in the Cingular business with BellSouth. We are 60 percent; they’re 40. I do not anticipate it changing. I have talked to Duane Ackerman. I don’t anticipate any change there. I really don’t see any with Ivan (ph) or with Qwest or BellSouth. I just don’t see any change.

 Rich Dietz  — SBC Communications - VP IR

 Next question, please?

 Todd Rosenbluth  — Standard & Poor’s Equity Research - Analyst

 Todd Rosenbluth with Standard & Poor’s Equity Research Services. Primarily focused on what happens to the AT&T customer base that is going on. You’ve got 25 million consumer long distance in a bundle kind of package, many of them that are 3 or more years out. How do you try to retain those customers in order that they can then move over, and how does SBC operate, considering a number of these customers aren’t in SBC’s local territory? And then I guess on the enterprise customer front, again, most of these customers are operating outside — are headquartered on the AT&T side outside of SBC’s territory. Do how do you keep the relationship with the other Bell companies not in an aggressive manner following on that last question?

Unidentified Company Representative

 Well, on the consumer side, as we’ve said, this consumer base of stand-alone long distance customers is eroding at north of 20 percent. The overall revenue is declining at a slower rate than that because we have other services in that mix. But stand-alone long distance is going away because as SBC has said, 61 percent of their customers I think now take a bundle, so over the course of the year of approval will certainly shrink. I don’t think people have thought about the fact that where are these customers going. Well, they are either going back to the Bell company in the region as they add long distance to the portfolio. SBC has a footprint of about 40 percent of the access lines, I think, of the U.S., somewhere in that range. Certainly cable and other providers are trying to sell to those customers as well. So part of our loss is not going outside the two companies.

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On the business side, I’m not quite sure I understood your question. We have relationships in the enterprise space with companies that do business globally. Thousands of location spread across the U.S. and the world. The relationships with the other Bells really don’t come into that, except as access providers which are covered under tariff services, either special access or switched access. We manage that and optimize that against our own network assets where we have fiber deployed, particularly densely in the Northeast. That really comes from the original TelePort CLEC that we bought back in 1998, which was historically in the Eastern Seaboard. We have added some fiber facilities across the country, but the densest part of that is not in SBC’s territory.

 Lee Cooperman  — Omega Advisors - Analyst

 Lee Cooperman; I’m with Omega Advisors. I’m an AT&T shareholder, and I have a sense the question is coming from somebody that is more optimistic about our business than the management of AT&T. But there are 3 interrelated questions I would like to get out and then have you respond to them.

Number 1 is why should AT&T shareholders accept an offer that gives them less than 16 percent of the combined company when at least one-third of the combined company cash flow and perhaps 40 percent of the free cash flow based upon commonly accepted ‘05 estimates is coming from AT&T?

Second, if you dock (ph) into your year-end conference call the other day, it looks like there’d be at least $2.5 billion of free cash flow for AT&T in ‘05, after CapEx and dividends, and that is excluding any special dividends. When this is added to the year-end 2004 unrestricted cash on hand of 3.658 billion, this would imply doing nothing, at the end of ‘05, you would have had $6.1 billion. I’m assuming that maybe minimal cash operating requirements of the Company are about 2 billion.

So really doing nothing at year-end, we’re going to have $4 billion of excess cash, yet we are only returning $1 billion of cash as part of this transaction. It seems to me that that doesn’t make any great deal of sense.

Finally without being impolite, is there any soft or hard understandings regarding management’s succession as part of this deal? Also if we attempt, because as far as I’m concerned, with 14 or percent to the combined ownership, we’re selling the company. Did we broadly shop this Company to other possible interested parties before reaching this transaction?

And as for SBC, what I would ask frankly, is given this dynamite presentation you have put on and the market’s desultory reaction to it, are we in a position to capitalize on the market’s distrust of us by buying back a fair amount of equity? Or we are not capable of doing that until the transaction closes? That is really 4 different questions.

 Rich Dietz  — SBC Communications - VP IR

 Think you got your fair share here. (multiple speakers)

 Dave Dorman  — AT&T - Chairman & CEO

 Let me talk about the math around the cash. We have maturities in 2005 that will take some of that cash. We had intended to as we have said buy back some debt at market up to the authorized level. So I think the cash number for year end that you have suggested is not consistent with what we have in the plan based on other uses of the cash.

Secondly, in terms of broadly shopping the business, we have not been hiding under a bushel basket. Let’s face it, there are if you really think this through, in terms of people who could possibly do this transaction, probably 3. They know who we are, we know who they are, there have been abundant rumors.

One of them has said consistently they’re not interested; as late as last week after the leak on Thursday, I am not interested. So as far as auctioning a company like AT&T is concerned I think that would be incredibly risky for shareholders. I believe that we got a very fair deal from SBC. We have broadened in the portfolio of the Company.

We were certain, and if you look at the dynamics of our revenue stream, $10 billion of our revenue in ‘05 is in businesses we are exiting. Consumer and small business. Approximately 20 billion of our revenue, this is ‘04 numbers applied to ‘05, are in businesses that we are competing in vigorously which still have difficult pricing dynamics in it, given the abundant number of competitors.

In my view we are getting 16 percent of a broader enterprise with very rich synergies which we will participate in. So the total value package to the AT&T shareowner is not only a premium to our trading range over the last 6 months, 3 months, 1 month, other than the post leak period of time; but it is also getting this opportunity to participate in a percentage of those synergies which we could not achieve by ourself.

 Rich Dietz  — SBC Communications - VP IR

 Next question, please? In the back.

 Sturges Woodberry  — Meridian Asset Management - Analyst

 I’d like to follow up on those questions, please. This is Sturges Woodberry from Meridian Asset Management. You did not address the question that was asked about any understanding regarding employment for the current AT&T management.

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Also, yesterday SBC management glowingly almost bragged that the shares being offered are less than the actual net present value of the synergies. Given that you have $10 billion of revenue coming off, there must be some residual value that should have been included in the consideration offer to AT&T shareholders.

Finally, I could not care less that 3 people are going to go from the Board of AT&T to the Board of SBC, given the presiding over a relative industrial decline that that enterprise has witnessed over the last 25 years. So if you could (technical difficulty) comment.

 Dave Dorman  — AT&T - Chairman & CEO

 In terms of the Board of AT&T, I think there are 3 — 4 Board members of the 9 outside directors who joined shortly before or shortly after I became CEO. So 6 of the 10 did not preside over the industrial decline or whatever phrase you talked about. They came in afterwards.

As far as the directors going on the SBC Board, I cannot speak for Ed, but SBC’s Board is a very experienced Board. On average the age of SBC’s Board members is older than AT&T’s Board members. I think it is opportunity for SBC to pick up with their consent a couple of great directors, in addition to myself.

As far as my role is concerned it is very straightforward. That is up to SBC, Ed, and the Board of Directors. I have offered my services to be there as long as they would like me to in an appropriate role. So there is no soft promise or hard promise or anything else. My intent is to make this successful and deliver value for shareholders, and I will participate in it as long as I’m welcome to participate.

 Rich Dietz  — SBC Communications - VP IR

 Next question, please?

 Tom Watts  — SG Cowen - Analyst

 Tom Watts of SG Cowen. To what extent do the synergy numbers you’ve outlined include synergies with Cingular? You have also referred to potential revenue synergies (technical difficulty) marketing. Can you talk a little bit both from the revenue side and the cost side what synergies we might see with Cingular?

Just a second question. AT&T has a very robust posting and managed applications business. I think Mark referred to perhaps doing managed applications on the wireless side. Are we going to see changes in that business at all with SBC? And are there any specific opportunities SBC can bring to build that?

 Rick Lindner  — SBC Communications - SEVP & CFO

 Thanks. Let me talk just a minute about the wireless question, and I will hand off to talk about the managed services question. On the wireless side, in terms of what we have modeled, we have not modeled additional synergies, and the numbers that you have seen today do not include additional synergies from the wireless side.

Having said that, we think this transaction brings additional value to Cingular. It gives us the opportunity to jointly market the advanced data services and wireless into the largest businesses in the United States with 2 footprints, both on the wireline, the data, the advanced services side, and the wireless side that are very complementary.

So I think there is a tremendous opportunity there. It is an upside to any of the numbers that we have shown you today. Secondly, I don’t know; Bill?

 Bill Hannigan  — AT&T - President & COO

 I would like to comment on the wireless offer. We’re going in the market in the next couple of months with a managed wireless service. You think about the assets that Mark and Randall and Rick and John talked about.

We’re recalibrating as we think about commercial terms that we could take advantage of potentially in ‘05; and then the broader portfolio of owned assets in ‘06, with the pre-eminent set of assets for wireline, wireless, services over IP, convergence worldwide; they make us pretty darn exciting in the roadmap we can bring to our enterprise customers.

 John Stankey  — SBC Communications - SEVP & CTO

 I want to build on Rick’s comment. He’s absolutely on the mark. There is no assumptions around how — what upside there is from Cingular on the product set and other operational things. The one exception is in the LD traffic that we’re looking to bring on net that we would bring in with AT&T.

There are Cingular minutes of use that are included in some of those synergies that I talked about. It is one of the fastest growing components of our wireless traffic, and it is all the more reason why getting to a good cost structure on that is really exciting to us as well. Because as those wireless minutes continue to grow we get a really robust architecture to deliver them on.

 Rich Dietz  — SBC Communications - VP IR

 Next question, please?

 Steve Glick  — CSFB - Analyst

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 Steve Glick from Credit Suisse First Boston. Just looking at the synergy assumptions; you said there’s about 2.5 billion or so by 2009, 60 percent of that is employee related. You said there are about 7,700 layoffs, gets you to around 200,000 (technical difficulty) Seems a little high. I was wondering if there are other redundancies that have yet to be announced. In addition was wondering if there are any issues related to unions at all that would be (indiscernible) occurring?

 Rick Lindner  — SBC Communications - SEVP & CFO

 I think first with respect to the employee numbers, I think your math is off there. If you go through the presentation slides, start adding up those components, we think there’s more opportunities in terms of force as we consolidate these operations. Roughly close to double what you were talking about, in the 13,000 kind of range.

I am sorry, your second question was? With respect to the unions, we have strong relationships as you know with the CWA. AT&T has strong relationships with the CWA. As we move forward on these initiatives — and I should mention both Companies have efficiency and workforce reduction plans in place that we have announced on a stand-alone basis, relative to 2005. All the things we’re talking about today obviously are incremental to that and in essence a continuation of it post-closing.

We have the ability within those agreements to manage force, and rules in place to do that. We will obviously follow that. We will work with the union on that. But in addition, if you just look at the AT&T portion of the employee base, their workforce from a union CWA standpoint is much smaller.

 Dave Dorman  — AT&T - Chairman & CEO

 I think ended the year at AT&T with about 15,000 represented employees between the CWA and IBEA. Our current plans including announced center closings that we had in the last 2 weeks would see that number decline well below 10,000 by year-end.

So if you look at AT&T’s total workforce, we’re talking about less than 10,000 union employees, with some significant percentage of them being call center employees in the declining consumer business, which undoubtedly could be combined with SBC on a productivity and efficiency basis. So the union from our perspective is pretty small part of our overall base just as our business has changed.

Unidentified Company Representative

 We have been able to effectively manage force without doing significant layoffs over the last couple of years. Our attrition rates are really fairly high, particularly when you look at some of the areas we’re talking about downsizing here, that will attrite somewhere around 1,000 employees of month. So we think if we are very aggressive and manage our force, we can do this without dramatic layoffs.

 Rich Dietz  — SBC Communications - VP IR

 In the middle here?

 Rick Klugman  — Jefferies - Analyst

 Rick Klugman, Jefferies. You present substantial detail on the synergies, but I guess I have a question for SBC management here. That is, what to the best of your ability do you think is the stand-alone value of the AT&T business you are acquiring? Because a lot of us in the investment community have viewed it, with all due respect to Dave Dorman and his team, as kind of a good chunk of it is a self-liquidating trust over time. I don’t know if that is what you are factoring into your analysis.

Second question if I could, you talked about a material adverse change clause. AT&T is forecasting a 15 percent revenue decline this year. If that becomes 20 or 25, is that what would you define as material? Thanks.

 Rick Lindner  — SBC Communications - SEVP & CFO

 I think with respect how we have modeled and looked at the business, clearly we have taken into account the fact that within AT&T there are several things happening and several moving parts.

One, as you heard Dave talk about, is they have pulled back and are declining revenues fairly rapidly in their consumer business. There are portions of their business revenue stream that are voice related or LD voice related; and those have been declining. Or in many cases what is happening is you see customers moving to new technologies, and that is causing some of the revenue decline.

At the same time, I hope what you got the impression of today and a good feel for today is, as we move traffic and customers to new services and an IP-based broadbased network, that network also carries with it a much lower operating costs. In doing that, what AT&T has been successful in is, as revenues have been declining, their cost side has been declining also.

So that is how we have looked at the business. Frankly it is one of the things that makes this transaction a little more difficult to analyze. You have to get beyond that.

We do believe what comes out the other side of this though, with the combination of assets we have talked about, is a very strong Company particularly when you are looking at the enterprise

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SBC - SBC Communications and AT&T Analyst Meeting Webcast

space. In the enterprise space there is going to be and is demand there for future services, integrated voice and data networks, managed services, all of the things that this Company is going to be able to provide.

When you break down the revenues, it is true there are some categories that are declining rapidly. There also categories that are increasing at double-digit rates. As you look ahead, there’s certainly next year AT&T has already provided guidance that indicates a substantial decline next year, double-digit decline. But as you get out a couple of years, our belief is, as that transition slows, the revenues begin to stabilize as well and the margins stabilize.

I think you talked about the material adverse change clause; and that would be really based off of the kinds of projections and the outlook that they have put forward as the base case.

 Dave Dorman  — AT&T - Chairman & CEO

 Could I add one thing to that? When you talk about valuing this business, and Rick talked about the declining revenue streams where they’re leaving the business, the business assets that they have created — there is not another business like that. There is not another set of assets like this available. I would suggest to you worldwide you could not find another side of assets like this. So you are getting a very, very unique set of assets.

But there is a second piece to that when you look at it from SBC’s side. That is, these large fixed cost businesses, you don’t get many shots at changing your cost structure like we’ve got a shot at changing ours with this one. This will fundamentally change the cost structure of our business, and that is as big a driver to this transaction from our side as anything else we can come up with.

It changes the way you look at the whole access regime and how you are exposed on the access revenue side that John talked about. So this goes beyond buying a declining revenue stream. There is a great set of core assets; and at the end of the day we will be able to fundamentally change our cost structure and be in a class we think that is best in class ahead of anybody else. Bill, do you want to talk about the (technical difficulty) ?

 Bill Hannigan  — AT&T - President & COO

 I was just going to comment on Rick’s comment on the mix of our revenue stream by segment, that he talked about earlier, 30 billion in revenue in 2004. 10 billion of that is mass market. So think about the 85 percent of our business portfolio that is enterprise, global, and government, more than $20 billion. The rate of decline is, we anticipate, single digit.

So there is still plenty of price pressure in the marketplace, but we’re holding or taking share in that 85 percent of the revenue stream that is in the business portfolio of AT&T.

 Rich Dietz  — SBC Communications - VP IR

 We have time for one last question. In the back here.

 Oliver Boone  — Alliance Capital - Analyst

 Oliver Boone (ph) from Alliance Capital. Two questions, the first is on the SBC side. At closing, will you guarantee the remaining AT&T bonds that are outstanding?

The second related question for Mr. Dorman is, if you could just remind us what the remaining part of the debt retirement program is? I know there are a couple of maturities between here and there, but what is sort of remaining outstanding in terms of going back to the previous question on excess free cash flow?

 Dave Dorman  — AT&T - Chairman & CEO

 The first part of your question related to the debt, we are reviewing the AT&T outstanding debt and the covenants associated with it. We have not made final determinations on guarantees. But I will tell you that many of those debt issuances include some rate adjustment that is based on the ratings.

So certainly from our perspective, once the transaction is closed, there may be some advantages to guaranteeing that debt, if we’re able to reduce the interest expense, and we’ll certainly factor that into our thought process there. Tom, do you want to take the second part?

 Tom Horton  — AT&T - Vice Chairman & Financial Officer

 Sure, Rick. As you may recall, we had a $3 billion Board-approved debt buyback program last year. We still have a couple hundred million authorized under that. And we’re going to take a step a back and decide what we want to do in terms of buying back debt in the context of this transaction in ‘05.

 Rich Dietz  — SBC Communications - VP IR

 Very good. Thank you all very much for attending. The speakers will be available for a short period of time up front. Thanks again for attending. See you soon.

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SBC - SBC Communications and AT&T Analyst Meeting Webcast

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NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.